SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq.	William Mutryn, Esq.
Daniel McAvoy, Esq.	Jonathan Wolcott, Esq.
Nixon Peabody LLP	Holland & Knight LLP
437 Madison Avenue	1600 Tysons Boulevard, Suite 700
New York, NY 10022	Tysons Corner VA, 22102
(212) 940-3140	(703) 720-8600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended, the “Solicitation/Recommendation Statement”) by Dynamics Research Corporation, a Massachusetts corporation (the “Company,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on December 30, 2013, with respect to the cash tender offer (the “Offer”) by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”), to purchase all shares of common stock, par value $0.10 per share, of the Company (“Shares”) that are issued and outstanding. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the first sentence of the eighth paragraph under the heading “Background of the Offer” on page 12 of the Solicitation/Recommendation Statement, with the following sentence:

“From May 2013 through early September 2013, Messrs. Regan and Keleher held investor briefings with approximately 20 different parties in order to better describe the Company and its business to potential transaction partners.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following paragraph immediately after the eleventh paragraph under the heading “Background of the Offer” on page 13 of the Solicitation/Recommendation Statement:

“On June 27, 2013, the Compensation Committee of the Board (the “Compensation Committee”), together with Mr. Regan and representatives of Nixon Peabody, met to preliminarily discuss potential severance and retention arrangements with respect to the Company’s employees in the context of the Company’s strategic review process, which might result in a change in control transaction. At this time, the Compensation Committee met primarily to review the Company’s existing compensation arrangements, as well as to review certain proposals for revised compensation arrangements. In addition, upon Mr. Regan’s exit from the meeting, the Compensation Committee also reviewed the existing terms of Mr. Regan’s employment. As a result of this meeting, Gen. George T. Babbitt Jr., the chairman of the Compensation Committee, was asked by the Compensation Committee to work with the Company and its outside counsel to review the Company’s existing arrangements and to thereafter provide the Compensation Committee with proposals relating thereto.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the first sentence of the fourteenth paragraph under the heading “Background of the Offer” on page 13 of the Solicitation/Recommendation Statement with the following sentence:

“Beginning on August 9, 2013 and for approximately the next two months, STRH contacted 39 potential strategic transaction partners, including parties that the Company had previously contacted or, in certain cases, held investor and/or strategic briefings prior to STRH’s engagement.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following paragraphs immediately after the fifteenth paragraph under the heading “Background of the Offer” on page 13 of the Solicitation/Recommendation Statement:

“On September 5, 2013, the Compensation Committee met, in consultation with Mr. Regan and representatives of Nixon Peabody, to review preliminary proposals from Mr. Regan and Gen. Babbitt concerning compensation arrangements for key employees in connection with the Company’s ongoing strategic review process. Certain key employees, including Mr. Keleher and Ms. Tsingos, were identified by Mr. Regan as being essential to the strategic review process and would need to expend extraordinary efforts during that process. Furthermore, Mr. Regan expressed that new compensation arrangements may be desirable to best incentivize these key employees who would be essential to the planning, evaluation, negotiation, and implementation of any potential transaction, but whose jobs would be in jeopardy as a result of any such transaction. The Compensation Committee reviewed preliminary proposals prepared by Mr. Regan with respect to the Company’s Special Severance Plan, as well as in respect of proposed special transaction bonuses for Mr. Keleher and Ms. Tsingos, but did not formally adopt any such arrangement at that time.

In September and October 2013, Mr. Regan and Gen. Babbitt held informal discussions to inform Mr. Regan of the thinking of the Compensation Committee with respect to Mr. Regan’s change in control and severance arrangements, and for Gen. Babbitt to gauge whether Mr. Regan would accept a change of control payment of an amount similar to what Mr. Regan would otherwise be entitled to receive in the event of involuntary termination following a change in control in lieu of the payments provided for in his then-current arrangements.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following paragraph immediately after the eighteenth paragraph under the heading “Background of the Offer” on page 14 of the Solicitation/Recommendation Statement:

“On October 4, 2013, the Compensation Committee met for the purpose of discussing appropriate approaches for incenting Mr. Regan in connection with the Company’s ongoing strategic review process. Mr. Regan was not present at this meeting. The Compensation Committee, in conjunction with representatives of Nixon Peabody, reviewed Mr. Regan’s then-existing employment arrangements and how they would operate if a change in control transaction ultimately were to be consummated. The Compensation Committee also discussed Mr. Regan’s leadership and responsibilities relating to the strategic review process, the important role of Mr. Regan’s continuing leadership through the consummation of any transaction and in the integration process following the completion of any transaction, and the value that could be created for shareholders by appropriately incenting Mr. Regan to focus on and successfully fulfill those leadership responsibilities. The Compensation Committee determined that an appropriate approach to providing such incentive would be to pay Mr. Regan a special transaction bonus, contingent upon the release by Mr. Regan of his rights under his change of control agreement and his rights to severance under his employment agreement. The Compensation Committee proposed a payment in the amount of $2,500,000, in lieu of and in light of the amounts to which Mr. Regan would be entitled to receive in the event of involuntary termination following a change in control under his then-existing agreements. The Compensation Committee, however, did not formally adopt any such arrangement at that time.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the fifth sentence in the twenty-first paragraph under the heading “Background of the Offer” on page 14 of the Solicitation/Recommendation Statement with the following sentence:

“The Company also gave those interested parties an opportunity to perform more detailed due diligence on the Company.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the third sentence in the twenty-second paragraph under the heading “Background of the Offer” on page 15 of the Solicitation/Recommendation Statement with the following sentence:

“The letter requested submission of final proposals no later than December 3, 2013.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the sixth sentence in the twenty-seventh paragraph under the heading “Background of the Offer” on page 15 of the Solicitation/Recommendation Statement with the following sentence:

“The Board authorized STRH and management to continue to seek a better offer.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the thirty-third paragraph under the heading “Background of the Offer” on page 16 of the Solicitation/Recommendation Statement with the following paragraph :

“On the evening of December 16, Messrs. Regan and Keleher attended a dinner with Mr. Smeraglinolo, and Craig Reed, Engility’s Senior Vice President, Strategy and Corporate Development. The purpose of this dinner was to introduce Mr. Keleher to Messrs. Smeraglinolo and Reed, and to discuss integration strategy, specifically, the Company’s organizational structure and market alignment and how these factors would allow Engility to plan for a successful integration. The dinner participants also discussed the importance of employee benefits for post-closing employee retention, and at this meeting Mr. Smeraglinolo agreed to recommend that the Merger Agreement would provide that the Company’s non-equity employee benefits would be maintained for continuing employees for one year following the consummation of the Merger.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following two paragraphs immediately after the thirty-sixth paragraph under the heading “Background of the Offer” on page 17 of the Solicitation/Recommendation Statement:

“On December 19, 2013, Messrs. Regan and Smeraglinolo had a telephonic discussion regarding Mr. Regan’s proposed role with the Company following the completion of a transaction. Mr. Smeraglinolo expressed Parent’s desire for Mr. Regan’s employment with the Company to terminate at the closing of the Merger and for Mr. Regan to waive his right to six months’ prior written notice of termination as provided under his employment agreement. In part in exchange for such waiver, Mr. Smeraglinolo proposed that Mr. Regan enter into a consulting arrangement with the Company in order to assist with transition matters for the one-year period following the closing of the Merger at a rate of $300,000 per annum. The Consulting Agreement was negotiated between Parent and Mr. Regan on December 19 and December 20, 2013, with Mr. Regan represented by his personal outside counsel. Entry into the Merger Agreement was not contingent upon Mr. Regan’s or Parent’s entry into the Consulting Agreement.

On December 20, 2013, the Compensation Committee held a telephonic meeting for the purpose of approving compensation and related arrangements in respect of the proposed Offer and Merger. Mr. Regan and representatives of Nixon Peabody and Holland & Knight were present at the meeting. Following additional discussion of the Company’s current compensation and severance arrangements, the benefits to the Company brought by key employees of the Company and how the proposed new arrangements would help maximize shareholder value following entry into a definitive Merger Agreement, the Compensation Committee, among other things, approved the New Severance Plan as well as the transaction success retention bonuses for Mr. Keleher and Ms. Tsingos. Neither Mr. Keleher nor Ms. Tsingos had been informed of the amount or conditions of their respective special transaction bonuses prior to their approval by the Compensation Committee. In addition, following Mr. Regan’s exit from the meeting, the Compensation Committee reviewed and approved Mr. Regan’s special transaction success bonus.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the fifth sentence of the thirty-seventh paragraph under the heading “Background of the Offer” on page 17 of the Solicitation/Recommendation Statement with the following:

“Following its presentation, representatives of STRH rendered its oral opinion to the Board, subsequently confirmed by delivery of a written opinion dated December 20, 2013, that, as of December 20, 2013, and based upon and subject to the factors, assumptions and qualifications set forth therein, the $11.50 price per share to be received by the holders of the Shares (other than Parent, Merger Sub and their respective affiliates) pursuant to the Merger Agreement was fair to such holders from a financial point of view.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by inserting the following sentence immediately after the first sentence of the thirty-eighth paragraph under the heading “Background of the Offer” on page 17 of the Solicitation/Recommendation Statement:

“In addition, the Company entered into the New Severance Plan, Mr. Regan executed an agreement with respect to his special transaction success bonus, and Mr. Regan and Parent entered into the Consulting Agreement.”

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following sentence immediately after the first sentence of the first paragraph under the heading “Opinion of Stifel Nicolaus & Company, Incorporated” on page 28 of the Solicitation/Recommendation Statement:

“Stifel has consented to the use of its opinion and related disclosure in this Solicitation/Recommendation Statement.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following paragraph immediately after the third paragraph under the heading “Regulatory Approvals”:

“On January 13, 2014, the Company was informed by the FTC that early termination of the waiting period under the HSR Act was granted. As a result, the applicable conditions to the Offer and the Merger with respect to the HSR Act have been satisfied.”

ANNEX C

Annex C of the Solicitation/Recommendation Statement is hereby amended and supplemented by deleting the third sentence of the seventh paragraph on page C-3 of Annex C to the Solicitation/Recommendation Statement and replacing that sentence with the following sentence:

“Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNAMICS RESEARCH CORPORATION

Dated: January 15, 2014	By:	/s/ James P. Regan
	Name:	James P. Regan
	Title:	President, Chairman and Chief Executive Officer